EXHIBIT 1

EURO DISNEY S.C.A. GROUP

First Half 2005 Results Announcement

Six Months Ended March 31, 2005

SUMMARY CONSOLIDATED BALANCE SHEETS

	March	September	Variance
(unaudited, € in millions)	2005	2004	Amount

Tangible and Intangible assets	2,350.1	2,396.3	(46.2)

Financial Assets	20.4	115.3	(94.9)

Cash and Short-term Investments	221.3	131.4	89.9

Other Assets	190.4	174.0	16.4

Deferred Charges	51.5	59.6	(8.1)

Total Assets	2,833.7	2,876.6	(42.9)

Share Capital and Share Premium	1,480.7	1,246.5	234.2
Accumulated Deficit	(1,171.8)	(1,306.4)	134.6
Shareholders’ Equity (Deficit)	308.9	(59.9)	368.8

Minority Interests	107.7	339.6	(231.9)

Provisions for Risks and Charges	105.1	98.2	6.9

Borrowings	1,931.4	2,052.8	(121.4)

Current Liabilities and Deferred Revenues	380.6	445.9	(65.3)

Total Shareholders’ Equity and Liabilities	2,833.7	2,876.6	(42.9)